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                             November 16, 2021

       Jin-Goon Kim
       Chairman and Chief Executive Officer
       TLGY Acquisition Corp
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: TLGY Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 3,
2021
                                                            File No. 333-260242

       Dear Mr. Kim:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2021 letter.

       Form S-1

       Cover Page

   1. We note your amended disclosure throughout the filing that you will not initiate a business combination
with any company that has principal business operations based in
                                                        China. The language
leaves open the possibility that you could undertake an initial business combination in
circumstances where you do not initiate the transaction. Please revise your disclosure
in response to our prior comments if you retain the option of undertaking an initial
business combination with any entity with principal operations in
                                                        China or Hong Kong or,
alternatively, revise to clearly specify any such limitation.
 Jin-Goon Kim
TLGY Acquisition Corp
November 16, 2021
Page 2

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJin-Goon Kim                            Sincerely,
Comapany NameTLGY Acquisition Corp
                                                          Division of
Corporation Finance
November 16, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName